Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

651-665-3500

securian.com

October 12, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Minnesota Life Insurance Company

Minnesota Life Individual Variable Universal Life Account

File: 333-266437

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the “Company”) and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the “Registration Statement”). The letter responds to comments received by the Company from the Staff of the Securities and Exchange Commission (“SEC”) in a letter dated August 22, 2022, and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the “Policy”) described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in pre-effective amendment No. 1 to the Registration Statement, which will be filed upon resolution of the comments set forth in this letter.

Below are responses to the SEC staff’s comments. For the SEC Staff’s convenience, each of the SEC Staff’s comments is set forth below, and then the response follows.

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1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Company confirms that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: The Company acknowledges the SEC Staff comment.

3. Please explain supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

Response: The Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

4. Please confirm supplementally that the Company does not intend to rely on rule 498A under the Securities Act of 1933 with respect to the Policy.

Response: The Company confirms it does not intend to use ISP’s and USP’s at this time and will comply with the full disclosure rules for underlying fund prospectuses. If the Company determines that it wants to use ISP’s and USP’s in the future, it will file requests to do so under SEC Rule 485(a).

5. Please modify the EDGAR Contract Identifier associated with this policy to be consistent with the contract name shown on the cover page of the prospectus.

Response: The EDGAR Contract Identifier associated with the Policy has been updated to “Variable Universal Life Survivor”.

6. In the Charges for Early Withdrawals section of the Key Information table, for comparability between policies, please provide the example based on a $100,000 Face Amount rather than based on a $200,000 Face Amount.

Response: The Company acknowledges the SEC Staff comment. Because the minimum Initial Face Amount is $200,000, the Company proposes to keep the $200,000 Face Amount for disclosure purposes as a Policy with a $100,000 Face Amount is not available. The Company believes that providing examples based on a $100,000 Face Amount, which is not available, could lead potential Policy purchasers to believe a Policy with a $100,000 Face Amount is available.

7. In the Transaction Charges section of the Key Information table, please also refer to the charges associated with requesting an illustration and for exercising the Overloan Protection Agreement.

Response: The Company has added two rows describing the charges associated with requesting additional illustrations and for exercising the Overloan Protection Agreement in the Transaction Charges section of the Key Information table.

8. In the Ongoing Charges and Expenses (annual charges) section of the Key Information table:

a. Please revise the heading to read “Ongoing Fees and Expenses (annual charges)”.

Response: The Company has revised the heading to read “Ongoing Fees and Expenses (annual charges)”.

b. Please remove the references to the Index Account Charge and Index Segment Charge as these fees do not appear to be charged under the Policy.

Response: The Company has removed all references to the Index Account Charge and the Index Segment Charge in the prospectus.

9. In the Insurance Company Risks section of the Key Information table, please make it clear that the general account investment options are also subject to the claims paying ability of Minnesota Life Insurance Company.

Response: The Company has revised the first sentence of the Insurance Company Risks section of the Key Information table to read as follows: “Guarantees provided by Minnesota Life as to the benefits promised in the Policy, such as payment of the Death Benefit and the Minnesota Life General Account investment options, are subject to the claims paying ability of Minnesota Life and are subject to the risk that Minnesota Life may default on its obligations under those guarantees.”

10. In the Contract Lapse section of the Key Information table, please disclose the circumstances under which the Contract may lapse (e.g., insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest).

Response: The Company has revised the Contract Lapse section of the Key Information table to read as follows:

“There is the risk that the Policy may terminate. The Policy will terminate if it is in default unless sufficient premium payments are made or it remains in force under the Overloan Protection Agreement or the No Lapse Guarantee Agreement (if selected). If your Policy terminates, no Death Benefit will be paid upon the second death and all the Agreements added to the Policy will also terminate. Poor investment performance, insufficient premium payments, withdrawals, and loans are some of the factors that could cause your Policy to lapse. As described in the “Termination” and “Reinstatement” sections of this prospectus, Termination will only occur when the Accumulation Value under the Policy, less the sum of any outstanding policy loans and unpaid Policy Loan Interest, is insufficient to cover the monthly charges, and the subsequent Grace Period expires without sufficient payment being made to keep the Policy in force. You may reinstate a terminated Policy, subject to certain conditions, which include, providing evidence of insurability satisfactory to us and payment of premiums or repayment of Policy loans. Policy loans may increase the risk that the Policy will terminate. If a Policy terminates with an outstanding Policy loan, there may be significant adverse tax consequences to the Owner.”

11. In the Optional Benefits section of the Key Information table, the disclosure refers to possible intermediary specific variations. Please confirm that all material intermediary specific variations are disclosed in the prospectus. See instruction to item 8(a) of Form N-6.

Response: The Company confirms that all intermediary specific variations (other than material state variations) are disclosed in the prospectus. The Company further confirms that all material state variations will be disclosed in a pre-effective amendment(s) to the registration statement.

12. In the Fee Table:

a. The narrative to the fee table refers to the policy’s schedule pages while other places in the prospectus refer to policy’s data pages. For consistency, please use a single term.

Response: The Company has deleted the reference to “schedule pages” and has replaced the term with “data pages.”

b. The Maximum Surrender Charge line item appears to be an example illustrating the “Surrender Charge” line item. Please either delete the “Maximum Surrender Charge” line item or move it to a footnote.

Response: The Company has moved the Maximum Surrender Charge line item to a footnote.

c. The fee described in the Surrender Charge line item does not appear to be consistent with the Charge for Early Withdrawals figure shown in the Key Information Table and the Maximum Surrender Charge Line Item in the fee table. Please reconcile. In addition, please explain supplementally what “as applicable” means when used in the last clause in the amount deducted columns.

Response: The Company has revised its description of the Surrender Charge line item to be consistent with the Charge for Early Withdrawals figure shown in the Key Information Table and the Maximum Surrender Charge Line Item in the fee table. The Company has also deleted the words “as applicable” in the last clause of the Surrender Charge line item.

d. With respect to the Periodic Charges Other Than Investment Option Operating Expenses section of the fee table, please list the optional benefit under the heading “Optional Benefit Charges”.

Response: The Company has listed the optional benefit riders under the heading “Optional Benefit Charges”.

e. With respect to the Periodic Charges Other Than Investment Option Operating Expenses section of the fee table, the second sentence of footnote 1 does not appear consistent with the Surrender Charge line item in the fee table. Please revise.

Response: The Company has deleted the second sentence of footnote 1.

f. With respect to the Cost of Insurance Charge, please include a dollar sign ($) before the guaranteed charge for the representative insured.

Response: The Company has added a dollar sign ($) before the guaranteed charge for the representative insured with respect to the Cost of Insurance Charge.

g. Please delete the Index Account Charge and Index Segment Charge line items as these fees do not appear to be charged under the Policy. Please also remove references to these charges throughout the prospectus.

Response: The Company has deleted all references to the Index Account Charge and Index Segment Charge throughout the prospectus.

h. With respect to the Total Annual Operating Expenses of the Funds table, please revise the last sentence of the narrative preceding the table to include language to the following effect: “A complete list of Portfolio Companies available under the Contract, including their annual expenses, may be found at the back of this document.”

Response: The Company has revised the last sentence of the narrative preceding the table to read “A complete list of Portfolio Companies available under the Policy, including their annual expenses, may be found at the back of this document.”

13. Fixed Indexed Accounts (pp. 30 – 36)

a. Please disclose in this section the two indices (i.e., the S&P 500 Index and the S&P 500 Low Volatility Index) that are used with the Fixed Indexed Accounts.

Response: The Company has added additional disclosures to the Fixed Indexed Accounts section noting that: (i) for Indexed Account A and Indexed Account B, Index refers to Standard & Poor’s 500® Composite Stock Price Index excluding dividends; and (ii) for Indexed Account G, Index refers to Standard and Poor’s 500® Low Volatility Index excluding dividends.

b. The prospectus discloses both the minimum and current Growth Caps and Participation Rates associated with the Fixed Indexed Accounts. Please consider any obligations you may have to update the prospectus should the current rates change over time.

Response: The Company acknowledges its obligations to notify policyowners of changes to the Growth Caps and Participation Rates associated with the Fixed Indexed Accounts. The Company strives to only update the Growth Caps and Participation Rates once per year when it files updates to its registration statements on or about May 1 of each calendar year.

14. Separate Account Charges (p. 38) – The prospectus states, “In the event of the liquidation of a Fund, you will be required to provide a new allocation to one of the available accounts for future premium payments at the time of the request.” Please explain what happens to current investors if a fund they own liquidates.

Response: The Company has added the additional five sentences to the fourth paragraph under the Separate Account Charges section to clarify what happens to current investors if a fund they own liquidates:

“If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. The substituted Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. However, we will not make such substitution without any required approval of the SEC and any applicable state insurance departments. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.”

15. Policy Split Agreement (p. 56)

a. If the new policies are variable life insurance policies, please disclose that the Policy Split will take place at net asset value as required by rule 11a-2 under the Investment Company Act of 1940 (i.e., the policy value of the 2 new policies will be the same before and after the exchange). Please also disclose that there will be no surrender or other charge when replacing the old contract and no premium charge imposed on the new contract, except that the insurer may charge an administration fee that is disclosed in the acquiring Policy’s prospectus.

Response: The Company has added new second and third paragraphs to the Policy Split Agreement section to read:

“Both the Surrender Charges on the split policy and any premium expense charges on the new policies will be waived resulting in the total Accumulation Value less indebtedness on the new policies to be the same as the Accumulation Value less indebtedness of the split policy. The new policies’ cost of insurance charges will be based on each Insured’s Age, which will likely resulting in higher total charges than those that existed under the split policy.

If the new policies are variable life insurance policies, the value of the new policies will be calculated using the Funds’ current net asset value.”

b. Please explain whether exercising the policy Split rider requires new evidence of insurability.

Response: The Company has revised the Policy Optional Agreements table and the first sentence of the Policy Split Agreement section to reflect the fact that exercising the agreement does not require evidence of insurability.

c. If applicable, please disclose that since the new policies are not second death, the costs of insurance for the new Policies are likely to be higher than under the existing policy.

Response: Please see the Company’s response to Comment 15.a., which incorporates this Comment 15.c.

16. Overloan Protection Agreement (p. 58) – Please clarify the impact the Overloan Protection Rider has on the Face Amount, Death Benefit and the supplemental insurance benefits offered under the Policy.

Response: The Company believes that it has described the impact of the Death Benefit for exercising the Overloan Protection Agreement in the third sentence of such section.

The Company has added the following additional sentence at the end of the Overloan Protection section: “Exercising the Overloan Protection Agreement shall not affect the Policy’s Face Amount or other supplemental insurance benefits offered under the Policy.”

17. No Lapse Guarantee Agreement (pp. 58-60)

a. The disclosure provides a general description of investment restrictions associated with the No Lapse Guarantee Agreement. Please disclose the actual investment restriction in the Portfolio Company Appendix as required by instruction 1(f)(2) to item 18 of Form N-6. Please also disclose the reasons for any investment restrictions and the consequences of not complying with current investment restrictions. Finally, please explain supplementally whether Minnesota Life reserves the right to change the investment restrictions.

Response: The Company has added the following to the end of the introductory paragraph of Appendix A.

“If you purchased the No Lapse Guarantee Agreement, and while such Agreement in force, no requested transfer or systematic transfer may be allocated to a variable Sub-Account where the percentage of the total accumulation value in the Sub-Account prior to the requested transfer or systematic transfer is in excess of the maximum variable Sub-Account percentage. Additionally, for a requested transfer or systematic transfer the percentage allocated to any one variable Sub-Account must not exceed the maximum variable Sub-Account percentage of the transfer or systematic transfer amount.”

Additionally, the Company has revised the second to last paragraph of the No Lapse Guarantee Agreement to read as follows:

“While the Agreement is in force, no requested transfer or systematic transfer may be allocated to a variable Sub-Account where the percentage of the total accumulation value in the Sub-Account prior to the requested transfer or systematic transfer exceeds the maximum variable Sub-Account percentage. These investment restrictions are designed to limit high allocations to any one Sub-Account. These investment restrictions, which are designed to prevent an overconcentration of risk in any single Sub Account, are enforced prior to any investment or investment allocation changes.

We reserve the right at a future time to restrict the allocation for transfers, rebalancing, and additional premiums to any one variable Sub-Account by the maximum variable Sub-Account percentage shown on the policy’s data pages. Additionally, for a requested transfer or systematic transfer, the percentage allocated to any one variable Sub-Account must not exceed the maximum variable Sub-Account percentage of the transfer or systematic transfer amount. We reserve the right to waive and/or otherwise change the maximum variable Sub-Account percentage limitations. Please contact as us at 1-844-208-2412 to see if the maximum variable Sub-Account percentage limitation is currently being waived.”

b. Please clarify the impact the No Lapse Guarantee Agreement has on the Face Amount, Death Benefit and the supplemental insurance benefits offered under the Policy.

Response: The Company has added the following additional sentence to the first paragraph of the No Lapse Guarantee Agreement section: “The NLGA has no effect on the Policy’s Face Amount, Death Benefit and the supplemental insurance benefits offered under the Policy.”

18. Registration Statement (p. 77) – Please disclose that all material rights and obligations under the Policy and agreements are disclosed in the prospectus.

Response: The Company has revised the second sentence of the Registration Statement section to read as follows: “This prospectus does not contain all the information set forth in the registration statement, including the amendments and exhibits filed as a part thereof; provided, however, the prospectus does disclose all material rights and obligations under the Policy and related Agreements.”

19. Appendix A — Portfolio Companies Available Under the Contract

a. If applicable, please include a statement explaining that updated performance information is available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Instruction 1(e) to Item 18 of Form N-6.

Response: The Company acknowledges the SEC Staff comment and believes it has satisfied this requirement in the first paragraph of Appendix A, which reads: “The following is a list of Portfolio Companies available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.securian.com/fd/products. You can also request this information at no cost by calling 1-844-208-2412 or by sending an email request to policyservices@securian.com.”

b. Please remove the reference to Platform Charges from the legend preceding the table since the Policy does not appear to impose Platform Charges.

Response: The Company has removed the reference to Platform Charges.

c. Because the No Lapse Guarantee Agreement appears to impose investment restrictions, please add the following sentence to the first paragraph of the legend preceding the table: “Depending on the optional benefits you choose, you may not be able to invest in certain Portfolio Companies.” See Instruction 1(f)(1) to Item 18 of Form N-6.

Response: The Company has added the sentence set forth above to the first paragraph of the legend preceding the Portfolio Companies table.

20. Back Cover Page of Prospectus – Please update the Contract ID on the back cover page of the prospectus as it refers to a different policy.

Response: The Company has updated the Contract ID on the back cover page of the prospectus to refer to the policy.

21. Signatures Page – In the future, please include the date of each signature.

Response: The Company acknowledges the SEC Staff comment.

22. Exhibits – The reinsurance agreement incorporated by reference into the registration statement appears to omit certain terms. If you intend to redact specific provisions in the reinsurance agreement, this should be done in the manner prescribed by instruction 3 to item 30 of Form N-6.

Response: The Company has added the five underlying reinsurance agreements applicable to the Policy as exhibits to the registration statement.

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The following responses address additional comments received from the SEC Staff in a telephone conversation on September 23, 2022:

1. In the Charges for Early Withdrawals section of the Key Information table, for comparability between policies, please provide the example based on a $100,000 Face Amount rather than based on a $200,000 Face Amount.

Response: The Company has revised its maximum Surrender Charge example to be based on a Policy with a $100,000 Face Amount rather than a Policy based on a $200,000 Face Amount.

2. In the Restrictions – Investments section of the Key Information table, please include all instances where the maximum variable Sub-Account percentage applies when the No Lapse Guarantee Agreement is in effect.

Response: The Company has revised the last bullet in the Restrictions – Investments section of the Key Information Table to read as follows: “When the No Lapse Guarantee Agreement is in effect: (i) any Net Premiums allocated to any variable Sub-Account may be limited to the maximum variable Sub-Account percentage and (ii) no requested transfer or systematic transfer may be allocated to a variable Sub-Account where the percentage of the total accumulation value in the Sub-Account prior to the requested transfer or systematic transfer exceeds the maximum variable Sub-Account percentage.”

3. In the Fee Table, please include a representative insured example for the Surrender Charge.

Response: The Company has added a representative insured example for the Surrender Charge.

4. In the Sub-Account Allocation subsection under the Premiums section, please change the cross reference to the maximum variable Sub-Account percentage from “Supplemental Agreement – No Lapse Guarantee” to “Appendix A”.

Response: The Company has changed the cross reference to the maximum variable Sub-Account percentage from “Supplemental Agreement – No Lapse Guarantee” to “Appendix A”.

5. In the Policy Split Agreement subsection, please change the reference to the “Funds’ current net asset value” to the “Sub-Accounts’ current net asset value”.

Response: The Company has changed the reference to the “Funds’ current net asset value” to the “Sub-Accounts’ current net asset value”.

6. In Appendix A, please move the discussion regarding the investment restrictions concerning the No Lapse Guarantee Agreement to a footnote. Additionally, please provide a range for the maximum variable Sub-Account percentage when the No Lapse Guarantee Agreement is in force.

Response: The Company has moved the discussion regarding the investment restrictions concerning the No Lapse Guarantee Agreement to a footnote and has added the following sentence to the end of such disclosure to clarify the range for the maximum variable Sub-Account percentage when the No Lapse Guarantee Agreement is in force: “The maximum variable Sub-Account percentage, which may be waived and/or otherwise changed by the Company, ranges from 20% to 100%.”

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The Company believes that the changes noted above satisfy all of the SEC staff’s comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into pre-effective amendment to the Registration Statement. If there are additional questions or comments, please contact the undersigned at 651-665-2626.

Very truly yours,

Thomas P. Trier

Thomas P. Trier

Counsel